EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

January 16, 2024

AVINO’S Q4 AND FULL YEAR 2023 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing and growing silver producer in Mexico, achieved full year 2023 production results of 2.4 million silver equivalent ounces. Fourth quarter production totaled 558,460 silver equivalent ounces.

Production Highlights – Q4 2023

•	Silver equivalent production was 558,460 oz1
•	Silver production was 224,743 oz
•	Copper production was 1.3 million lbs
•	Gold production to 1,452 oz
•	Mill throughput was 143,798 tonnes

Avino Mine Production – Three Months and Full Year Ended December 31, 2023 compared to Q4 2022 & 2022

Q4 2023	Q4 2022	Change		2023	2022	Change
143,798	150,292	-4%	Total Mill Feed (dry tonnes)	615,373	541,823	14%
56	70	-20%	Feed Grade Silver (g/t)	54	62	-13%
0.45	0.62	-27%	Feed Grade Gold (g/t)	0.51	0.42	21%
0.49	0.53	-7%	Feed Grade Copper (%)	0.47	0.61	-23%
87%	92%	-5%	Recovery Silver (%)	87%	92%	-5%
70%	81%	-14%	Recovery Gold (%)	72%	78%	-8%
84%	88%	-4%	Recovery Copper (%)	83%	89%	-7%
224,723	309,856	-27%	Total Silver Produced (oz)	928,643	985,195	-6%
1,452	2,426	-40%	Total Gold Produced (oz)	7,335	5,778	27%
1,317,793	1,540,851	-14%	Total Copper Produced (Lbs)	5,304,808	6,504,177	-18%
558,460	770,127	-27%	Total Silver Equivalent Produced (oz)[1]	2,415,232	2,655,502	-9%

“The Avino Mine continued to provide consistent results in the fourth quarter of 2023; however, overall production was impacted by mining in lower grade areas, and lower recovery rates,” said David Wolfin, President and CEO of Avino. “Although grades were lower than 2022, we did see positive increases as we moved into other blocks of the mine compared to the third quarter. We have made improvements in the mechanical equipment of the mill and expect recovery rates to improve along with grades as we move into higher grade zones inline with the projected mining sequence. December production saw a noticeable increase in grade and recovery, and we are looking for that trend to continue into Q1. We remain focused on the execution of our 5-year growth plan, with Avino Mine continuing with steady production, and La Preciosa and the Oxide Tailings project both hitting key milestones in Q1 2024.”

January 16, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q4 and Full Year 2023 Production Results

2023 Fourth Quarter Highlights

•	La Preciosa Update: On January 9, 2024, the Company announced that it had signed a long-term land-use agreement with a local community for the development of La Preciosa in Durango, Mexico. La Preciosa hosts one of the largest undeveloped primary silver resources in Mexico and is located approximately 19 kilometres from the current Avino Mine production operations. With this long-term land-use agreement in place, the Company will start planning to commence hauling of old surface stockpiles of material to our mill at the Avino Mine for processing. In addition, the Company will now begin the filing of the environmental permit for underground extraction. The La Preciosa mine represents a key pillar in Avino’s transformational growth strategy.

•	Pre-Feasibility Study - Oxide Tailings Project: The Pre-Feasibility Study (“PFS”) on the project is nearing completion and will be released in the coming weeks. This Project has been in our portfolio for many years and factors prominently into our 5-year growth plan to become an intermediate silver producer in Mexico. The metallurgical testwork program which was completed in April 2023 is forming the basis for the PFS. These results also build on the studies in the 2017 Preliminary Economic Assessment (“PEA”) and increase the level of confidence in the Project. In the February 2023 mineral resource estimate update, the Oxide Tailings mineral resource was increased by 407% in the measured and indicated categories to total 5.7 million tonnes, and an increase of 287% to the silver equivalent ounces resulting in 17.4 million.

•	Dry Stack Tailings Facility: The facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to the disused open pit area. A tab is now available on our website that provides further information on our tailings management system, along with a videos (in English and Spanish) from the mine site that can be viewed. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

•	Consistent Production at Avino: The silver equivalent production was steady albeit lower compared to Q4 2022 and decreased by 27% to 558,460 ounces. Our full year production fell within our revised estimate for 2023 (see news release dated November 8, 2023).

2024 Outlook & 2023 Year in Review

The Company will release its plans for 2024 and a review of accomplishments and milestones achieved in 2023 in the coming weeks.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

January 16, 2024 – Avino Silver & Gold Mines Ltd. – News Release

Avino’s Q4 and Full Year 2023 Production Results

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email:

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property has the amount of mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 40-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

Footnotes:

1. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,977 oz Au and $3.71 lb Cu. In Q4 2022, AgEq was calculated using metals prices of $21.18 oz Ag, $1,729 oz Au and $3.63 lb Cu. For FY 2023, AgEq was calculated using metals prices of $23.39 oz Ag, $1,943 oz Au and $3.85 lb Cu. For FY 2022, AgEq was calculated using metal prices of $21.75 oz Ag, $1,801 oz Au and $4.00 lb Cu.